Exhibit 23

Consent of Independent Auditors

The Board of Directors

CompuCom Systems, Inc.:

We consent to the incorporation by reference in Registration Statements (No. 33-30056 and No. 33-85268) on Form S-8 of CompuCom Systems, Inc. of our report dated May 21, 2004, except note 7, which is as of May 28, 2004 relating to the statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 30, 2003 annual report on Form 11-K of the CompuCom Systems, Inc. 401(k) Matched Savings Plan filed by CompuCom Systems, Inc.

KPMG LLP

Dallas, Texas

June 25, 2004